Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Amendment No. 3 to the Registration Statement No. 333-188713 of Revlon Consumer Products Corporation on Form S-4 of our report dated 6 November 2013 related to the consolidated financial statements of The Colomer Group Participations, S.L. and its subsidiaries as of 31 December 2012, 2011 and 1 January 2011 and for each of the three years in the period ended 31 December 2012 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to the retrospective change in its method of accounting for actuarial gains and losses in 2012, 2011 and 2010 due to the adoption of the amendments to International Accounting Standard (“IAS”) 19 as discussed in Note 2.b), appearing in the prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such prospectus.

/s/ DELOITTE, S.L.

Barcelona, Spain

15 November 2013